FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2005

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, Cash Paid Due to Merger which was filed with the Tokyo Stock Exchange on May 10, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 10, 2005	By:	/s/ NORIAKI YAMAGUCHI
	Name:	Noriaki Yamaguchi
	Title:	Executive Vice President and CFO

FOR IMMEDIATE RELEASE

May 10, 2005

KONAMI CORPORATION

2-4-1 Marunouchi, Chiyoda-ku, Tokyo, Japan

Kagemasa Kozuki

Representative Director and CEO

Stock code number: 9766 at TSE1

Contact: Noriaki Yamaguchi

Executive Vice President and Chief Financial Officer

Tel: +81-3-5220-0573

Announcement: Cash To Be Paid in Mergers

Konami Corporation (“Konami”) announced today that, pursuant to a resolution of the Board of Directors of Konami adopted at a meeting held on May 10, 2005, it will revise the amount of cash to be paid in lieu of dividends to the shareholders of its subsidiaries in connection with its mergers with its three subsidiaries, Konami Computer Entertainment Studios, Inc. (“Konami STUDIO”), Konami Computer Entertainment Tokyo, Inc. (“Konami TYO”), and Konami Computer Entertainment Japan, Inc. (“Konami JPN”). The mergers were approved at meetings of the Board of Directors of each company held on December 16, 2004.

Revised Amounts of Cash To Be Paid in the Mergers

	(Yen)
	Konami STUDIO	Konami TYO	Konami JPN
(A) Amounts of cash to be paid per share in each merger	0.0	88.0	55.5
(B) Amounts provided in the merger agreements	8.0	39.5	31.0
(C) Previous forecasts as of March 18, 2005	0.0	82.0	54.0
Differences (A-B)	-8.0	48.5	23.0
Differences (A-C)	0.0	6.0	1.5

The amounts of cash to be paid in the mergers were computed based on 50% of the net income less interim dividends paid with respect to each subsidiary.

Financial Results for the Fiscal Year Ended March 31, 2005

	(Millions yen)
	Sales	Ordinary Income	Net Income
Konami STUDIO	8,907	274	17
Konami TYO	15,766	6,043	3,563
Konami JPN	11,232	4,027	2,400